SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RUL
                                    13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                (Amendment No. __)*

                            OAK HILL FINANCIAL, INC.
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                                (Name of Issuer)



                         COMMON STOCK, WITHOUT PAR VALUE
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                         (Title and Class of Securities)


                                   671337 10 3
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                                 (CUSIP number)


                                 Paul M. Limbert
                                 WesBanco, Inc.
                      President and Chief Executive Officer
                                  1 Bank Plaza
                          Wheeling, West Virginia 26003
                                 (304) 234-9000
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            Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 19, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 671337103                     13D                   Page 2 of 6 Pages


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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        WesBanco, Inc.                           55-0571723
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions
   (a)  |_|
   (b)  |_|
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3  SEC USE ONLY

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4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   OO
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)

                                                                           |_|
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   West Virginia
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                        7 SOLE VOTING POWER
                                -0-
    NUMBER OF   ---------------------------------------------------------------
      SHARES            8 SHARED VOTING POWER
   BENEFICIALLY              1,172,047
     OWNED BY   ---------------------------------------------------------------
      EACH              9 SOLE DIPSOSITIVE POWER
    REPORTING
     PERSON                     -0-
       WITH     ---------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                                   --0--

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,172,047
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12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see
     instructions)

                                                                           |_|
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    21.7%
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14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO
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Item 1. Security and Issuer.

CUSIP No. 671337103                     13D                   Page 3 of 6 Pages


     The securities to which this statement relates are shares of common stock, without par value (the "Shares"), of Oak Hill Financial, Inc., an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 14621 State Route 93, Jackson, Ohio 45640.

Item 2. Identity and Background.

     (a) - (c) This statement is being filed by on behalf of Wesbanco, Inc. ("WesBanco"), a West Virginia corporation. The principal executive offices of WesBanco are located at 1 Bank Plaza, Wheeling, West Virginia 26003. WesBanco is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

     Attached hereto as Exhibit 99.1 is a list of the directors and executive officers of WesBanco which contains the information required to be provided in this statement with respect to each such person and is specifically incorporated herein by reference.

     (d) - (e) During the last five (5) years, neither WesBanco nor, to WesBanco's knowledge, any director or executive officer listed in Exhibit 99.1, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither WesBanco nor, to WesBanco's knowledge, any of the persons listed in Exhibit 99.1, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the persons listed in Exhibit 99.1 is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     On July 19, 2007, WesBanco and each of Evan E. Davis, John D. Kidd, D. Bruce Knox, Neil S. Strawser and Donald P. Wood (collectively, the "Shareholders") entered into a Voting Agreement (each a "Voting Agreement" and, collectively, the "Voting Agreements") as an inducement for WesBanco to enter into the Merger Agreement discussed in Item 4 and in consideration thereof. The Shareholders are comprised of certain directors and a director emeritus of the Company and their affiliates. WesBanco has not paid additional consideration to the Shareholders or the Company in connection with the execution and delivery of the Voting Agreements.

     The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction.

     (a) - (b) On July 19, 2007, the Company, Oak Hill Banks, WesBanco and WesBanco Bank, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement"). Subject to the terms and conditions of the Merger Agreement, the Company will be merged with and into WesBanco, with WesBanco being the surviving corporation (the "Merger"). As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger shall be converted into either: (i) $38.00 in cash; (ii) 1.256 shares of WesBanco common stock; or (iii) a combination of cash and WesBanco common stock. The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, including the approval of the Merger by each of the Company's and WesBanco's shareholders, and the receipt of applicable federal and state bank regulatory approvals.

     WesBanco entered into the Voting Agreements in connection with the Merger Agreement. Pursuant to the Voting Agreements, each of the Shareholders agreed to vote, and has granted to WesBanco an irrevocable proxy and power of attorney to vote, his Shares owned as of July 19, 2007 or acquired thereafter: (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company contained in the Merger Agreement or of the Shareholder contained in the Voting Agreement, or that would preclude fulfillment of a condition under the Merger Agreement to the Company's and WesBanco's respective obligations to consummate the Merger; and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

CUSIP No. 671337103                     13D                   Page 4 of 6 Pages

     The term "Acquisition Proposal" is defined under the Merger Agreement as any inquiry, offer or proposal (other than an inquiry, offer or proposal from WesBanco), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of the Merger Agreement, the term "Acquisition Transaction" is defined as (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Company or any of the Company's subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Company or any of the Company's subsidiaries representing, in the aggregate, twenty percent (20%) or more of the assets of Company and the Company's subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty percent (20%) or more of the votes attached to the outstanding securities of Company or any of the Company's subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty percent (20%) or more of any class of equity securities of Company or any of the Company's subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

     The Voting Agreements also provide that, except under certain limited circumstances, each Shareholder will not sell, assign, transfer or otherwise dispose of or encumber any of such Shareholder's Shares owned as of July 19, 2007 or acquired thereafter. The Voting Agreements will terminate upon the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

     The purpose of the transactions contemplated by the Voting Agreements is to support the consummation of the transactions contemplated under the Merger Agreement.

     (c) Not applicable.

     (d) Upon the consummation of the Merger, the directors of WesBanco immediately prior to the effective time of the Merger will be the directors of WesBanco, the surviving corporation in the Merger, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of WesBanco. In addition, under the terms of the Merger Agreement WesBanco will appoint each of the Shareholders except for Evan E. Davis to WesBanco's board of directors at its first meeting after the effective time of the Merger. Upon consummation of the Merger, the officers of WesBanco immediately prior to the effective time of the Merger will be the officers of WesBanco, the surviving corporation in the Merger, each to hold office in accordance with the articles of incorporation and bylaws of WesBanco. In addition, R. E. Coffman, Jr., D. Bruce Knox, David G. Ratz, Scott J. Hinsch, Jr., and Miles R. Armentrout, have entered into employment agreements, conditioned on consummation of the Merger, with WesBanco's wholly-owned subsidiary, WesBanco Bank, Inc.

     (e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

     (f) Not applicable.

     (g) At the effective time of the Merger, the articles of incorporation of WesBanco, as in effect immediately prior to the effective time, shall be the articles of incorporation of the surviving corporation until amended in accordance with applicable law. The bylaws of WesBanco, as in effect immediately prior to the effective time, shall be the bylaws of the surviving corporation.

     (h) - (i) If the Merger is consummated as planned, the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and delisted from the NASDAQ Global Select Market.

     (j) Other than as described above, WesBanco currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

     References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreement, included as Exhibits 99.2 and 99.3, respectively, to this statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

CUSIP No. 671337103                     13D                   Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

     (a) - (b) Prior to July 19, 2007, WesBanco was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Shares. Upon execution of the Voting Agreements, WesBanco may be deemed to have acquired sole voting power (for the purposes described in the Voting Agreements) with respect to, and beneficial ownership of, the Shares beneficially owned by each of the Shareholders. Based on representations made by the Shareholders in the Voting Agreements, the Shareholders subject to the Voting Agreements beneficially own 1,172,047 Shares, constituting approximately 21.7% of the total issued and outstanding Shares (based on 5,345,554 Shares, the number of Shares outstanding as of July 19, 2007 as represented by the Company in the Merger Agreement and the 55,048 vested options held, in aggregate, by John D. Kidd, D. Bruce Knox, Neil S. Strawser and Donald P. Wood for a total of 5,400,602 outstanding Shares).

     (c) The information set forth in Item 4 above is incorporated herein by reference.

     (d) To WesBanco's knowledge, each Shareholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by such Shareholder and reported by this statement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth under Items 3 and 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

     The following documents are filed as exhibits to this Schedule 13D:

*99.1 Directors and Executive Officers of WesBanco, Inc.

99.2 Agreement and Plan of Merger, dated as of July 19, 2007, by and between Oak Hill Financial, Inc., Oak Hill Banks, WesBanco, Inc. and WesBanco Bank, Inc. (incorporated by reference to Exhibit 2.1 of WesBanco, Inc.'s Current Report on Form 8-K filed July 20, 2007)

99.3 Form of Voting Agreement (incorporated by reference to Exhibit 2.2 of WesBanco, Inc.'s Current Report on Form 8-K filed on July 20, 2007)

  *  Filed herewith

CUSIP No. 671337103                     13D                   Page 6 of 6 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 30, 2007                           WESBANCO, INC.

                                        By: /s/ Paul M. Limbert
                                            -----------------------------------
                                            President and Chief Executive
                                            Officer